UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              MI DEVELOPMENTS INC.
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                                (Name of Issuer)

                                 CLASS B SHARES
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                         (Title of Class of Securities)

                                   55304X 20 3
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                                 (CUSIP Number)

                                  John Gunning
                            Magna International Inc.
                                 337 Magna Drive
                             Aurora, Ontario L4G 7K1
                                 (905) 726-7278
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                              Kenneth G. Alberstadt
                            111 Broadway, 18th Floor
                            New York, New York 10006
                                 (212) 404-7566

                                 August 29 2003
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  55304X 20 3

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FRANK STRONACH
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
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               7    SOLE VOTING POWER

                    465,006
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           465,006
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     465,006
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     84.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  55304X 20 3

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     STRONACH TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    409,284
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           409,284
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     409,284
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  55304X 20 3

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     445327 ONTARIO LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    409,284
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           409,284
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     409,284
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Class B Shares, without par value (the "Class B Shares"), of MI Developments Inc. (the "Company"). The principal executive offices of the Company are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7A9.

ITEM 2. IDENTITY AND BACKGROUND.

(a)        This Schedule 13D is being filed by
and
(f)        (i)   Frank Stronach, a citizen of Austria;

           (ii) the Stronach Trust, a trust formed under the laws of Ontario, Canada; and

           (iii) 445327 Ontario Limited ("445327"), an Ontario, Canada corporation.

(b) The principal business address of Frank Stronach is Badener Strasse 12, Oberwaltersdorf, Austria 2522. The principal business address of each of the Stronach Trust and 445327 is 14875 Bayview Avenue, R.R.#2, Aurora, Ontario, Canada, L4G 3C8.

(c) Frank Stronach is a partner of Stronach & Co, an entity that provides consulting services to certain subsidiaries of Magna International Inc. ("Magna"). In addition, Mr. Stronach is the Chairman of the Board of the Company, the Chairman of the Board of Magna and the Chairman of the Board of Magna Entertainment Corp. ("MEC"). The Company is a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial properties. The Company is the successor to Magna's real estate division and operated as an autonomous business unit within Magna prior to the reorganization of Magna described below. Magna designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles. MEC operates thoroughbred and standardbred racetracks; supplies, via simulcasting, live racing content to the inter-track, off-track and account wagering markets; and owns and operates a television network focused exclusively on horse racing.

           The Stronach Trust is a family trust which owns all the outstanding shares of 445327. 445327 is a corporation which holds controlling interests in the Company and Magna.

           Set forth on Schedule A to this Schedule 13D is the name, business address and present principal occupation or employment for each director and executive officer of 445327 pursuant to Item 2(a), (b) and (c), which schedule is incorporated herein by reference.

(d)-(e) During the last five years, neither Frank Stronach, the Stronach Trust nor 445327 (or, to 445327's knowledge, any person named on Schedule A) has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

On August 29, 2003, the Company was formed pursuant to an amalgamation, under the provisions of the Business Corporations Act (Ontario), among four direct and indirect wholly owned subsidiaries of Magna. Also on August 29, 2003 and after the amalgamation, Magna effected a distribution (the "Distribution") to its shareholders of all of the Class A Subordinate Voting Shares of the Company (the "Class A Shares") and all of the Class B Shares, without registration under the Securities Act of 1933, as amended, in a transaction meeting the requirements of Staff Legal Bulletin No. 4 of the Securities and Exchange Commission. Shareholders of Magna received one Class A Share for every two Class A Subordinate Voting Shares of Magna and one Class B Share for every two Class B Shares of Magna held as of the close of business on such date. The Magna shareholders did not provide any additional consideration for the Class A Shares and Class B Shares received by them in the Distribution. Prior to the Distribution, the Class A Shares and Class B Shares were registered under the Securities Exchange Act of 1934, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

In soliciting shareholder approval of the Distribution, Magna indicated that the Distribution was being effected in order to enhance shareholder value by (i) unlocking the value of the real estate business operated by the Company (which was believed not to have been fully reflected in Magna's share price), (ii) separate the lower-return assets of the Company and MEC (a controlling interest in which is held by the Company) from Magna's core automotive holdings in order to increase Magna's return on assets and return on shareholder equity and (iii) simplify the valuation of Magna.

Frank Stronach (in his capacity as Chairman of the Board of the Company or otherwise), the Stronach Trust and/or 445327 may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Class B Shares. The reporting persons may from time to time acquire or dispose of additional Class B Shares in the open market, in privately negotiated transactions or otherwise.

Except as indicated in this statement, the reporting persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)        Frank Stronach acts as one of four trustees of the Stronach Trust.
           The remaining trustees of the Stronach Trust are members of Mr. Stronach's family. The Stronach Trust owns all of the outstanding shares of 445327, of which Mr. Stronach is the sole director. 445327 beneficially owns 363,414 Class B Shares. 445327 holds 726,829 Class B Shares of Magna, such shares representing approximately 56.5% of the total votes carried by the Class A Subordinate Voting Shares and Class B Shares of Magna. 865714 Ontario Inc. ("865714") holds 45,870 Class B Shares, with respect to which Class B Shares Magna exercises dispositive power pursuant to a unanimous shareholder agreement. Mr. Stronach disclaims beneficial ownership of all Class B Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, Magna or 865714.

           The Canada Trust Company is the trustee of the Magna Deferred Profit Sharing Plan (Canada) (the "Canadian DPSP"), which holds 55,722 Class B Shares. The Canada Trust Company has the power to vote the Class B Shares held by the Canadian DPSP. However, as Chairman of Magna, Mr. Stronach has the right to direct The Canada Trust Company with respect to the voting and disposition of the Class B Shares held by the Canadian DPSP. The reporting person is not a beneficiary of the Canadian DPSP. Mr. Stronach disclaims beneficial ownership of the Class B Shares held by the Canadian DPSP.

           Assuming the beneficial ownership of all Class B Shares as to which beneficial ownership is disclaimed herein, (i) Frank Stronach is the beneficial owner of 465,006 Class B Shares, representing 84.8% of the Class B Shares, and (ii) each of the Stronach Trust and 445327 is the beneficial owner of 409,284 Class B Shares, representing 74.7% of the Class B Shares (determined in accordance with Rule 13d-3).

(b) Frank Stronach may be deemed to have sole voting and dispositive power with respect to all of the Class B Shares that are the subject of this statement. The Stronach Trust and 445327 may be deemed to have sole voting and dispositive power with respect to all of the Class B Shares that are the subject of this statement other than the Class B Shares that are beneficially owned by the Canadian DPSP.

(c) During the sixty days preceding the filing of this statement, none of the reporting persons acquired any securities of the Company other than pursuant to the Distribution.

(d)-(e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A  Copy of an agreement among the reporting persons to file this
           Schedule 13D on behalf of each of them.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2003

                                            /s/ Frank Stronach
                                            ------------------------------------
                                            Frank Stronach


                                            STRONACH TRUST

                                    By      /s/ Frank Stronach
                                            ------------------------------------
                                            Name:  Frank Stronach
                                            Title:  Trustee


                                            445327 ONTARIO LIMITED

                                    By      /s/ Frank Stronach
                                            ------------------------------------
                                            Name:  Frank Stronach
                                            Title:  President

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments hereto reporting each of the undersigned's ownership of securities of MI Developments Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: September 5, 2003

                                            /s/ Frank Stronach
                                            ------------------------------------
                                            Frank Stronach


                                            STRONACH TRUST

                                    By      /s/ Frank Stronach
                                            ------------------------------------
                                            Name:  Frank Stronach
                                            Title:  Trustee


                                            445327 ONTARIO LIMITED

                                    By      /s/ Frank Stronach
                                            ------------------------------------
                                            Name:  Frank Stronach
                                            Title:  President

                                                                      SCHEDULE A

                             445327 ONTARIO LIMITED

Name and Business
-----------------
Address                              Present Principal Occupation                  Citizenship
-------                              ----------------------------                  -----------
Frank Stronach                       Partner, Stronach & Co (Consultant)           Austria
Badener Strasse 12
Oberwaltersdorf, Austria 2522

Belinda Stronach                     President and Chief Executive Officer of      Canada
337 Magna Drive                      Magna
Aurora, Ontario, Canada
L4G 7K1

Andrew Stronach                      President, Futuristic Entertainment Inc.;     Canada
14875 Bayview Avenue RR#2            Consultant to Magna
Aurora, Ontario, Canada
L4G 3C8

Elfriede Stronach                    Secretary and Treasurer of The Alpen House    Canada
14875 Bayview Avenue RR#2            Limited
Aurora, Ontario, Canada
L4G 3C8